December 9, 2008

VIA EDGAR AND HAND DELIVERY

Dennis C. Hult

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	GSI Group Inc.
Form 8-K dated December 3, 2008
Filed December 4, 2008
File No. 000-25705

Dear Mr. Hult:

On behalf of our client, GSI Group, Inc. (the “Company”), we are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company, dated December 4, 2008 (the “Comment Letter”), regarding the Current Report on Form 8-K filed by the Company with the Commission on December 4, 2008 (the “Current Report”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and each comment is repeated in bold before the response.

1.	We note that the Company intends to file restated financial statements for the first and second fiscal quarter of 2008. Please tell us how and when you intend to file the restated financial statements.

Response:

As disclosed in the Current Report, on December 3, 3008, the Audit Committee (“Audit Committee”) of the Board of Directors of the Company made a determination to restate the historical financial statements of the Company for the first and second fiscal quarters of 2008. However, as disclosed in the Company’s Current Report, the Audit Committee is still conducting an internal review of all sales transactions in the Company’s Semiconductor Systems Segment along with other sales transactions that contain arrangements with multiple deliverables for fiscal years 2007 and 2008. We respectfully advise the Staff that the Audit Committee is still in the process of determining the scope of the restatement, which may involve accounting issues and periods in addition to those identified in the Company’s Current Report. Therefore, the

United States Securities and Exchange Commission

December 9, 2008

preparation of the restated financial statements cannot be completed until the Audit Committee completes its review. While the Audit Committee, the Company’s management and its independent accountants are working diligently to complete the review, at this time, the Company cannot provide any estimate as to the date by which it will file the restated financial statements. We respectfully advise the Staff that as soon as the Company has reached a determination as to when it expects to file its restated financial statements, the Company will amend its Current Report to include its estimated filing dates for such reports.

2.	Please tell us your consideration of the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have disclosed.

Response:

We respectfully advise the Staff that the Company’s management has deferred its assessment of the Company’s disclosure controls and procedures and internal control over financial reporting pending the results of the Audit Committee’s review and will reconsider the adequacy of the Company’s previous disclosures regarding internal controls and disclosure controls and procedures following the Audit Committee’s review. The Company respectfully advises the Staff that until the Audit Committee concludes its review, the Company is not in a position to disclose any assessments regarding the adequacy of previous disclosures regarding internal controls and disclosure controls and procedures.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 9, 2008

We appreciate the assistance the Staff has provided with its comments. Please do not hesitate to contact the undersigned at (202) 973-8827 with any questions or comments you may have.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ Robert D. Sanchez
Robert D. Sanchez

cc:	Sergio Edelstein, Chief Executive Officer of GSI Group Inc.
Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation